Exhibit 99.1

Ascentage Pharma Announces Pricing of Top-Up Placement

ROCKVILLE, Md. and SUZHOU, China, July 14, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage” or the “Company”), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, today announced the pricing of 22 million ordinary shares, par value $0.0001 per share, of the Company (the “Placement Shares”), at a price of HKD68.60 per share, in the offering by Dajun Yang Dynasty Trust, an affiliate of the Company’s Chief Executive Officer, Dajun Yang, M.D., Ph.D. (the “Vendor”) in an offshore transaction outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)(the “Offshore Placement”), for aggregate gross proceeds of approximately HKDl,509.2 million (or approximately US$192.3 million based on exchange rate of l USD to 7.85 HKD), before deducting placing fees and other offering expenses. The Offshore Placement, which was oversubscribed by eight times, is expected to close on July 17, 2025.

At the time of the closing of the Offshore Placement, the Vendor will subscribe for, and the Company will issue to the Vendor 22 million new ordinary shares of the Company (the “Replacement Shares”) at a price of HKD68.60 per share. The closing of the transaction involving the issuance of the Replacement Shares will be subject to customary closing conditions and take place after the closing of the Offshore Placement. In connection with the Offshore Placement, the representatives in the Company’s U.S. initial public offering in January 2025 waived a lock-up restriction with respect to the Placement Shares held by the Vendor.

The Company intends to use the net proceeds resulting from the Offshore Placement, followed by the issuance of the Replacement Shares (the “Offering Proceeds”) for commercialization efforts, including expanding coverage and improving patient access, global clinical development to advance the core pipeline candidates of the Company, as well as infrastructure and working capital to strengthen global operations.

The Placement Shares have not been and will not be registered under the Securities Act or any state securities laws nor does the Offshore Placement require registration in Hong Kong or elsewhere. They may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. They will not be offered to any members of the “public” (within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States, Hong Kong, or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Offshore Placement, and there can be no assurance that the Offshore Placement will be completed.

About Ascentage Pharma Group International, Inc.

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABLl inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKls. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA- cleared, global registrational Phase Ill trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase Ill trials for patients with newly diagnosed Ph+ ALL and SDH- deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL just received approval by China’s National Medical Products Administration (NMPA). The Company is currently conducting 4 global registrational Phase Ill trials: the GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and lnnovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this press release do not constitute projections by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of these statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless as may otherwise be required by law.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhea Ith care.com

+l (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sea n.Leous@icrheaIth care.com

+l (646) 866-4012

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